FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2006
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	2006 3Q Earnings Report

2.	FY 2006 3Q Earnings Forecasts/Guidance

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	November 8, 2006	By:	/s/ Won Seon Kim

			Name:	WON SEON KIM
			Title:	Chief Financial Officer

Item 1

2006 3Q Earnings Report

* The information contained in this report is estimated, it is subject to change according to actual settlement.
1. Business Results
Period	Current Period: July 1, 2006 – September 30, 2006
	Preceding Period: April 1, 2006 – June 30, 2006
	Corresponding Period of The Previous Year: July 1, 2005 – September 30, 2005
(Unit : mil. KRW)	Current Period	Preceding Period	Amount Increased/ Decreased Compared to the Preceding Period (Increase/ Decrease Rate)	Corresponding Period of The Previous Year	Amount Increased/ Decreased Compared to the Corresponding Period of The Previous Year (Increase/ Decrease Rate)
Sales	5,053	6,368	-20.65	6,599	-23.43
Operating Profit	-6,975	-10,939	-	-4,963	-
Ordinary Profit	-7,546	-11,391	-	-5,218	-
Net Profit	-5,987	-8,798	-	-4,215	-
2. Results Summary

-Revenue decreased 20.7% due to the effect of temprary revenue we recognized during 2Q from the US and Vietnam.

Considering this temporary effect, MU revenue decreased narrowly and showed signs of stabilization. With MU’s continuous stabilization, we expect Soul of the Ultimate Nation (SUN)’s November commercialization to contribute to our earnings improvement.

- Operating loss decreased 36% to 6.9 billion KRW, due to the decrease of costs such as marketing expenses.

-The financial results above have been prepared on an unaudited basis, and may be subject to change during the independent auditing process.

- Earnings release materials are available, in English, under the IR section of the Company website at www.webzen.com/eng/investor/pds/pdslist.asp

	Information Providers	Webzen Inc.
3. Selective Release	Intended Audience	Institutional investors, retail investors, analysts, and media
	(Scheduled) Time and Place for Release of Information	1. Distribution of press release after fair disclosure on November 8, 2006 2. 2006 3Q earnings results conference call - Date: November 8, 2006 at 4 pm (Korea) November 9, 2006 at 8:30 am (Overseas)
4. Contact Information	Person Responsible for Disclosure (Contact Information)	Won Seon Kim, CFO (82-2-3498-1600)
	Person in Charge of Disclosure (Contact Information)	Shin Mook Lim, General Manager of IR (82-2-3498-1600)
	Office in Charge (Contact Information)	Investor Relations Department (82-2-3498-1600)

* The financial results for 2006 3Q have been prepared on an un-audited basis according to Korean GAAP standards, and may be subject to change during the independent auditing process. Webzen Inc. disclaims responsibility for individual investment decisions made based on this material.

Item 2

FY 2006 Earnings Forecasts/Guidance

* The information contained in this forecast is estimated. The actual results may vary.
1. Details of Information
Period	January 1, 2006 – December 31, 2006
Details of Prospects/Forecasts	2006 Revenue: KRW 23.8 billion 2006 Operating Profit: KRW -30 billion
2. Basis for Prospects/Forecasts	- 2006 accumulated earnings: Revenue: KRW 16.6 billion Operating Profit: KRW 23.8 billion 2006 4Q (E): Revenue: KRW 7.2 billion Operating Profit: KRW 5.7 billion
3. Contact Information
Person Responsible for Disclosure (Contact Information)	Won Seon Kim, CFO (82-2-3498-1600)
Person in Charge of Disclosure (Contact Information)	Shin Mook Lim, General Manager of IR (82-2-3498-1600)
Office in Charge (Contact Information)	Investor Relations Department (82-2-3498-1600)